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                          November 15, 2021

       Kenny Young
       Chief Executive Officer
       Babcock & Wilcox Enterprises, Inc.
       1200 East Market Street
       Akron, Ohio 44305

                                                        Re: Babcock & Wilcox
Enterprises, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 8,
2021
                                                            File No. 333-260854

       Dear Mr. Young:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              C. Brophy Christensen,
Jr.